Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

PERSHING SQUARE SUBMITS REQUISITE REQUESTS FROM ALLERGAN SHAREHOLDERS TO CALL SPECIAL MEETING

•	Requests from Shareholders Owning 31% of Company’s Shares Exceeds the Required 25%

•	Additional Requests Still Being Finalized

•	Pershing Square and Valeant Seek Declaratory Relief in Delaware Court of Chancery to Schedule the Meeting

New York, August 22, 2014 //- Pershing Square Capital Management, L.P. (“Pershing Square”), the largest shareholder of Allergan, Inc. (NYSE: AGN) (“Allergan”), announced today that it submitted the required documentation to compel Allergan to call a special meeting of Allergan shareholders. The written requests, from shareholders owning 31% of Allergan’s shares, exceed the requirements under Allergan’s certificate of incorporation and bylaws to call a special meeting. A substantial majority of the consents were delivered by shareholders who were holders of Allergan prior to the announcement of the proposal by Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (“Valeant”) and Pershing Square, and includes some of the longest-standing and largest shareholders of the company.

The delivery of the consents starts the clock on the calling of the Special Meeting under the bylaws. Under its own interpretation of its bylaws, Allergan is now required to call the meeting no later than December 20, 2014. Today, Pershing Square and Valeant filed litigation in Delaware seeking declaratory relief to require Allergan to schedule the meeting.

Over the next few weeks, Pershing Square expects to deliver additional requests from shareholders who are in the process of completing the required documentation.

Under the terms of the bylaws, Allergan shareholders have the opportunity to add to and update their consents with additional shares acquired through September 14, 2014. In addition, existing and new shareholders who have not previously submitted requests may submit requests for the meeting prior to that date. Pershing Square encourages shareholders to contact Ed McCarthy at D.F. King at 212-269-5550 for assistance.

Pershing Square CEO Bill Ackman, commented: “The degree of support received is remarkable in light of the extraordinarily burdensome requirements that shareholders have had to meet to deliver their consents. No special meeting has ever been called with shareholders being required to comply with such onerous procedural and informational requirements. Unfortunately, we were not able to accommodate all shareholders who wished to support the calling of the meeting as many were unable to comply with the requirements.”

Mike Pearson, Chairman and CEO, of Valeant Pharmaceuticals said: “We remain firmly committed to pursuing a merger of Valeant and Allergan and are greatly appreciative of the shareholder support received to call the meeting. We look forward to the opportunity to negotiate a transaction which is in the best interest of both companies.”

At the special meeting, Allergan shareholders will have the opportunity to voice their support for a number of critical matters, including the removal of six incumbent members of the Allergan board, the appointment of an independent slate of directors, amendments to Allergan’s bylaws to eliminate onerous restrictions on the calling of a special meeting, a request that Allergan engage in negotiations with Valeant and Pershing Square, and certain other actions to improve corporate governance of Allergan. Pershing Square’s call to hold a special meeting was strongly supported by the leading proxy advisory firms Institutional Shareholder Services Inc. and Glass, Lewis & Co.

A letter from Bill Ackman to Matthew J. Maletta, Associate General Counsel and Secretary of Allergan, accompanied the submission and reads as follows:

August 22, 2014

Allergan, Inc.

2525 Dupont Drive

Irvine, CA 92612

Attention: Matthew J. Maletta

Associate General Counsel and Secretary

Re: Request to Call Special Meeting

Mr. Maletta:

In accordance with Article 10 of Allergan, Inc.’s (the “Company”) Amended and Restated Certificate of Incorporation (the “Charter”) and Article II, Section 3 of the Company’s Amended and Restated Bylaws (the “Bylaws”), we hereby request, on behalf of ourselves and other shareholders who have authorized us to submit requests on their behalf, that you convene a special meeting (the “Special Meeting”) of Allergan’s shareholders for the purposes of considering and voting upon the proposals set forth in full under the heading “Plans for the Special Meeting” in the solicitation statement filed by PS Fund 1, LLC (“PS Fund 1”) with the U.S. Securities and Exchange Commission on July 11, 2014.

Attached hereto are requests from PS Fund 1 and other shareholders who own in aggregate 31% of the outstanding common stock of the Company (based on 297,183,809 shares of Company common stock outstanding as of July 31, 2014 as reported by the Company on Form 10-Q filed with the Securities and Exchange

Commission on August 5, 2014). These requests represent Net Long Beneficial Ownership (as defined in the Bylaws) of 92,121,823 shares of Company common stock and comprise far more than the Requisite Percentage (as defined in the Bylaws) necessary to call the Special Meeting. We intend to, and reserve the right to, submit additional requests within the remaining consent period.

As you will see in the attached documents, shareholders who are requesting the calling of a Special Meeting include some of the most well-respected institutional investors in the world, many of whom have been investors in the Company for many years. A substantial majority of the shares represented in the requests (including Pershing Square’s) are being submitted by investors who held shares before the announcement of the proposal by Valeant and Pershing Square.

The 35 institutions who have submitted these requests have gone to great lengths and spent a substantial amount of time, effort, and money to comply with the very onerous procedural and informational requirements set forth in the Bylaws. As an example of how burdensome these requirements are, we note that the attached special meeting requests, together with supporting materials, comprise 1542 pages of documentation (indeed, the longest set of request materials from a single holder is 174 pages long and includes no less than 85 unique signatures). Given the amount of work involved in preparing these requests, it is remarkable that so many of the Company’s shareholders have participated in the calling of the Special Meeting.

The intensity of support for calling a Special Meeting reflected in these materials suggests far broader support in the Company’s shareholder base in light of the large number of shareholders who found the documentation and procedural requirements unduly burdensome and could not comply. These requests are submitted without prejudice to the position of PS Fund 1 that the Bylaws illegally, unreasonably and inequitably infringe upon the right of the shareholders to require a special meeting be held in accordance with the Charter.

PS Fund 1 and the other shareholders calling for a Special Meeting have fully complied with the requirements in the Charter for calling a special meeting and have also fully complied with the requirements set forth in the Bylaws as they may reasonably be interpreted and validly applied under these circumstances. Accordingly, we request that the Company recognize that these special meeting requests comply with the Charter and Bylaws and call and hold the Special Meeting without delay.

Sincerely,

PS FUND 1, LLC

By: Pershing Square Capital Management, L.P. its Investment Manager

By: PS Management GP, LLC its General Partner

By: /s/ William A. Ackman
William A. Ackman, Managing Member

For more information, please visit www.AdvancingAllergan.com

MEDIA CONTACTS

Rubenstein

Steve Murray, 212-843-8293, smurray@rubenstein.com

Fran McGill, 212-843-9353, fmcgill@rubenstein.com

ABOUT PERSHING SQUARE

Pershing Square, based in New York City, is a (“SEC”)-registered investment advisor to private investment funds. A fund managed by Pershing Square is Allergan’s largest shareholder owning approximately 9.7% of shares outstanding.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to Pershing Square’s solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (“Allergan”) in connection with the proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Pershing Square has filed a definitive solicitation statement with the SEC on July 11, 2014 (the “solicitation statement”) and a preliminary proxy statement on June 23, 2014 with respect to a special meeting of Allergan shareholders, Valeant has filed a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) with the SEC on June 18, 2014, as it may be amended from time to time (together with the Form S-4, the “Schedule TO”), and a preliminary proxy statement on June 24, 2014, as it may be amended from time to time, with respect to a meeting of Valeant shareholders. Pershing Square and Valeant (and, if a negotiated transaction is agreed, Allergan) may file one or more solicitation statements, registration statements, proxy statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the solicitation statement, the Schedule TO, or any other solicitation statement, proxy statement, registration statement, prospectus, tender or exchange offer document or other document Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE SOLICITATION STATEMENT, THE SCHEDULE TO, THE PROXY STATEMENT

AND ANY OTHER SOLICITATION STATEMENT, PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The solicitation statement has been mailed to stockholders of Allergan. Any definitive solicitation statement or proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of the solicitation statement, the Schedule TO and the proxy statement and will be able to obtain free copies of other documents (if and when available) filed with the SEC by Pershing Square and/or Valeant through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the solicitation statement. The solicitation statement can be obtained free of charge from the sources indicated.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information that was prepared as of the specific dates and/or for the specific periods referenced in the materials contained or referred to in this communication. All information contained in this communication that is not clearly historical in nature or that necessarily depends on future or subsequent events is forward-looking information prepared as of the specific dates and for the specific periods referenced in the applicable document contained or referred to in this communication, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking information as of such date(s). Such forward-looking information was based on the expectations of Pershing Square and information available at the time of initial publication or dissemination of such information. They were not, and are not, guarantees of future performance, events or results, involve various risks and uncertainties that are difficult to predict and are based upon assumptions as to future events, performance or results that were believed to be reasonable at the time such information was initially made available but may not prove to be accurate and, in most cases, have been superseded, modified or replaced by subsequent information, events or developments. While Pershing Square may elect to update forward-looking information contained in this communication at some point in the future, Pershing Square does not assume any obligation to update any such forward-looking information, except as required by and in accordance with applicable laws.

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